SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
(Name of Subject Company)

COASTAL REALTY BUSINESS TRUST AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF CLASS E COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$6,000,000	$696.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares of Class E at a purchase price equal to $6.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $696.60
Form or Registration Number: SC TO-T/A
Filing Party: MacKenzie Capital Management, LP
Date Filed: April 4, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 1,000,000 shares of Class E common stock (the “Shares”) in Jones Lang LaSalle Income Property Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $6.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 14, 2013 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends made or declared after March 29, 2013, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchases, of a total of 31,285.25 Shares.  Following purchase of all the tendered Shares, the Purchases will own an aggregate of approximately 231,859.25 Shares, or approximately 0.87% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 8, 2013

Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:	/s/ Chip Patterson
Chip Patterson, Managing Director